				Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES (1)
For the Year Ended December 31,

(Dollars in thousands)	2014	2013	2012	2011	2010
EARNINGS:
Income (loss) before income taxes (2)	$(152,224)	$292,864	$196,235	$363,745	$285,774
Add (deduct):
Equity in earnings of unconsolidated entities	(131,965)	(132,714)	(92,867)	(82,538)	(98,074)
Distributions from unconsolidated entities	112,349	127,929	84,884	92,231	100,845
Amortization of capitalized interest	7,142	4,638	1,676	1,109	867
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1,361)	(5,651)	(25,709)	(22,004)	(21,938)
	(166,059)	287,066	164,219	352,543	267,474
Add fixed charges:
Consolidated interest expense (3)	111,397	98,811	86,745	118,201	116,810
Interest portion (1/3) of consolidated rent expense	61,909	66,698	71,505	65,470	62,983
	$7,247	$452,575	$322,469	$536,214	$447,267
FIXED CHARGES:
Consolidated interest expense (3)	$111,397	$98,811	$86,745	$118,201	$116,810
Capitalized interest	10,295	22,206	21,369	14,321	4,825
Interest portion (1/3) of consolidated rent expense	61,909	66,698	71,505	65,470	62,983
	$183,601	$187,715	$179,619	$197,992	$184,618
RATIO OF EARNINGS TO FIXED CHARGES	*	2.41	1.80	2.71	2.42

Tax-effected preferred dividends	$62	$78	$78	$71	$75
Fixed charges	183,601	187,715	179,619	197,992	184,618
Fixed charges and preferred dividends	$183,663	$187,793	$179,697	$198,063	$184,693
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	*	2.41	1.79	2.71	2.42

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, TDS revised its approach in 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior years have been revised to conform to the 2014 presentation.

(2)	Includes non-cash charges related to losses on impairment of $87.8 million in 2014 and $0.5 million in 2012.

Includes gain on sale of business and other exit costs, net of $15.8 million and $300.7 million in 2014 and 2013, respectively, and loss on sale of business and other exit costs, net of $21.1 million in 2012.

Includes gain on license sales and exchanges of $113.0 million in 2014, $255.5 million in 2013 and $11.8 million in 2011.

Includes gain on investments of $14.5 million in 2013 and $24.1 million in 2011 and loss on investments of $3.7 million in 2012.

(3)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges by $176.4 million, and fixed charges and preferred dividends by $176.4 million.